Annual Shareholders Meeting Results

The Fund held its annual meeting of shareholders
 on September 14  2004.
Common preferred shareholders voted to
 reelect Paul Belica as a Class  Trustee
 to serve until 2007. Preferred shareholders voted to reelect John J. Dalesandro as a Class Trustee to serve until 2007

The resulting vote count is indicated below

      Affirmative Withhold
                   Authority
        30084256    459631
Election of Paul Belica

Election of John J. Dalesandro
          9860        40

Robert E. Connor  David C. Flattum
 Hans W. Kertess and R. Peter Sullivan
Continue to serve as Trustee of the Fund.

Preferred Shares Trustee